Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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Communications Competition Today is:
Strong

Estimated Market Share of Wireline Competitors (CLECs) in the Area Served by SBC
CLEC Market Shar
35%
30%
25%
20%
15%
10%
5%
0%
16%
27%
21%
20%
30%
24%
20%
33%
25%
4Q 2002
4Q 2003
4Q 2004
Residential
Business
Total

Source: SBC internal estimates

2

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Communications Competition Today is:
All About Choices

Microsoft 1%
Other 12%
Comcast 9%
Verizon 9%
SBC 8%
Verizon Wireless 8%
AT&T 4%
BellSouth 4%
Cingular 9%
DirecTV 4%
Cox 4%
Time Warner 4%
EchoStar 3%
Sprint PCS 3%
Alltel 2%
AOL 2%
Charter 2%
MCI 2%
Qwest 2%
Sprint 2%
T Mobile 2%
Cablevision 1%
Cellular One 1%

3

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Communications Competition Today Creates:
Greater Consumer Value

$60
$45
$30
$ per HH per montl

	4Q01	4Q02	4Q03
Average wireline bill	$52	$47	$45

Compound Annual Growth Rate (CAGR)

4Q01-4Q03 CAGR

-6.6%

4

SBC

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Communications Competition Today Creates:
Greater Consumer Value

$0.50
$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
1993
1995
1997
1999
2001
2003
2004

$0.40
$0.30
$0.20
$0.10
$0.00
1984
1987
1990
1993
1996
1999
2002

$60.00
$40.00
$20.00
$0.00
2001
2002
2003

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Communications Competition Today: **Choices and Values**

Sample pricing comparison: voice "unlimited" offers
(SBC service area in Los Angeles, California, February 2005)
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
$48.95
$48.95
$48.75
$40.00
$39.99
$24.99
SBC All Distance Connections
Comcast Connections Any Distance
Cox Unlimited Connection
Sprint PCS Free & Clear 500**
T-Mobile Get More 1000 Promo
Vonage Premium Unlimited *

6

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Communications Competition Today:
Choices and Values

$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
$44.90
$48.00
$48.95
$40.00
$39.99
$39.99
$39.99
$31.50
$24.99
Sage Simply Savings Complete
Grande No Fences
SBC All Distance Connections
Sprint PCS Free & Clear 500**
T-Mobile Get More 1000 Promo
Verizon America's Choice 450 Mins.
Comcast Connections Any Distance***
Birch Home Connection Premium
Vonage Premium Unlimited*

*** $39.99/month for 6 months), ongoing $49.99 month.

7

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Communications Competition Today: **Choices and Values**

$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
$44.90
$48.95
$48.95
$24.99
$49.99
$39.99
$59.99
$40.00
Sage Simply Savings Complete
SBC All Distance Connections
Cox Unlimited Connections (Cable)
Vonage Premium Unlimited (VoIP)
Cingular Nation 600 w/Rollover (Wireless)
T-Mobile Get More 1000 (Wireless)
Verizon America's Choice 900 mins (Wireless)
Sprint PCS Free & Clear 500* (Wireless)

8

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Communications Competition Today:
What Seniors Think

LOCAL SERVICE
Seniors
89%
8%
Public
75%
23%
LONG DISTANCE SERVICE
Seniors
83%
5%
Public
76%
15%
Satisfied
Dissatisfied

Source: Public Strategies Inc., February 2005.

10

SBC

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Communications Competition Today: **What Seniors Think**

Seniors:

LOCAL SERVICE

Income < $50,000
91%
5%
Income $50,000+
84%
14%
Satisfied
Dissatisfied

Source: Public Strategies Inc., February 2005.

11

SBC

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Communications Competition Today:
What Seniors Think

TELEPHONE
Seniors
66%
31%
Public
62%
37%
CABLE
Seniors
34%
41%
Public
28%
53%
Reasonable
Unreasonable

Source: Public Strategies Inc., February 2005.

12

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Communications Competition Today:
What Seniors Think

No Internet Access
High-Speed
27%
21%
Dial-Up
3%
Don't Know

N=750

Source: Public Strategies Inc., February 2005.

13

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Communications Competition Today:
What Seniors Think

PERCENT MOBILE PHONE USE
25%
9%
3%
6%
3%
54%
Everyday
Once or twice per week
Once or twice per month
Emergency use only
Don't know/N.A.
Not asked
CELL PHONE USAGE

N=750

Source: Public Strategies Inc., February 2005.

14

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PUBLIC POLL

Support
48%
Neither/
Don't know
21%
Oppose
31%

N=2000

SENIOR POLL

Support
26%
Neither/
Don't know
54%
Oppose
19%

N=750

Source: Public Strategies Inc., February 2005.

18

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SENIORS 50- 64
Support
31%
Oppose
19%
Neither/ Don't know
50%
N=382

SENIORS 65+
Support
21%
Oppose
20%
Neither/ Don't know
59%
N=360

Source: Public Strategies Inc., February 2005.

19

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Communications Competition and a Merger with AT&T: **Seniors Largely Unconcerned**

PUBLIC POLL
Don't know- 2%
Matters
Doesn't matter
33%
64%
N=2000

SENIOR POLL
Don't know
Matters
Doesn't matter
6%
16%
78%
N=750

Source: Public Strategies Inc., February 2005.

20

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Searchable text section of graphics shown above

Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

[GRAPHIC]

Communications Competition Today

[LOGO]

[GRAPHIC]	Communications Competition Today is:
Strong

Through marketing strategies such as packaging of services, CLECs have remained strong in SBC’s traditional wireline market in the 13-state region served by SBC.

[CHART]

[LOGO]

[GRAPHIC]	Communications Competition Today is:
All About Choices

Distribution of US voice, data and video household communications spend*, 1Q04**

[CHART]

Source: Analysis of TNS Telecoms bill harvesting data, national 1Q04 survey results; “Other” is adjusted from the TNS reported summary by removing from the TNS reported figure of 21% “Other” an estimated 10% of total spend across all categories for which the provider is not identified (i.e., adjusting Other to represent true “Other” and to exclude Unidentified; the 10% is estimated from analysis of revenue attributed to Unidentified providers within the detailed SBC-region portion of TNS bill harvest data).

**Chart reflects merger of AT&T Wireless with Cinguular, which occurred after 1Q04

[GRAPHIC]	Communications Competition Today Creates:
Greater Consumer Value

Average wireline voice household bill, all providers in SBC region

[CHART]

Compound Annual Growth Rate (CAGR)

The average household bill for wireline voice products has dropped considerably over the past two years.

[GRAPHIC]	Communications Competition Today Creates:
Greater Consumer Value

[CHART]

Wireless prices per minute

(Source data: CTIA Mobile Telephone Industry Survey, Dec. 2003; TRAI Report of Nov. 2004; national footprint.)

[CHART]

Long Distance Prices per minute

(Source data: FCC “Trends in Telephone Service” May 2004; national footprint.)

[CHART]

Average Household Broadband Bill

(Source data: TNS Telecoms bill harvesting data within SBC footprint.)

[GRAPHIC]	Communications Competition Today:
Choices and Values

Pricing trends: Competitive pricing in unlimited POTS, VoIP and wireless bundles in Los Angeles, California

Sample pricing comparison: voice “unlimited” offers

(SBC service area in Los Angeles, California, February 2005)

[CHART]

* Requires a broadband connection with Internet access (average cost $30).

** For low-volume usage consumers, 500-1000 MOU wireless allows them to choose a service that is effectively unlimited from their perspective and gain the benefit of mobility.

Source: SBC survey of offers posted on company websites as of February 2005.

Pricing trends: Competitive pricing in unlimited POTS, VoIP and wireless bundles in Dallas, Texas

Sample pricing comparison: voice “unlimited” offers

(SBC service area in Dallas, Texas, February 2005)

[CHART]

* Requires a broadband connection with Internet access (average cost $30).

** For low-volume usage consumers, 500-1000 MOU wireless allows them to choose a service that is effectively unlimited from their perspective and gain the benefit of mobility.

*** $39.99/mongh for 6 months), ongoing $49.99 month.

Source: SBC survey of offers posted on company website as of February 2005.

Pricing trends: Competitive pricing in unlimited POTS, VoIP and wireless bundles in Oklahoma City, Oklahoma

Sample pricing comparison: voice “unlimited” offers in a single area

(SBC service area in Oklahoma City, OK, February 2005)

[CHART]

* Requires a broadband connection with Internet access (average cost $30).

Source: SBC survey of offers posted on company website as of February 2005.

[GRAPHIC]	Communications Competition Today:
SBC Protects People in Need

Lifeline subscribers in-service

						2003 Res	2003 Total	& Lifeline of
Region	State	Dec-00	Dec-01	Dec-02	Dec-03	Non-Lifeline Access Lines	Primary* Lines	2003 Total Access Lines
Southwest Region
	Arkansas	6,264	6,421	10,248	11,970	478,109	490,079	2%
	Kansas	10,908	12,144	12,510	11,182	576,965	588,147	2%
	Missouri	22,925	29,471	31,536	28,490	1,359,159	1,387,649	2%
	Oklahoma	18,186	46,566	59,575	67,000	806,228	873,228	8%
	Texas	244,389	313,888	365,844	388,940	4,159,635	4,548,575	9%

Midwest Region
	Illinois	48,316	62,192	65,448	64,522	1,569,574	1,634,096	4%
	Indiana	20,481	26,902	32,408	34,396	1,014,176	1,048,572	3%
	Michigan	125,292	110,067	96,090	81,068	1,920,904	2,001,972	4%
	Ohio	139,650	168,542	145,670	148,030	1,795,693	1,943,723	8%
	Wisconsin	48,620	52,028	50,237	46,232	911,872	958,104	5%

West Region
	California	2,567,093	2,638,705	2,398,138	2,242,714	7,039,539	9,282,253	24%
	Nevada	9,017	9,340	11,385	12,315	192,515	204,830	6%

East Region
	Connecticut	62,407	58,706	57,147	56,452	1,409,040	1,465,492	4%

Source: Data from “FCC Report 43-01, the ARMIS Annual Summary Report Table II. Demand Analysis”. Primary access line information available from Greame Means Database.

* Total access lines used for CT. Primary NA.

Note: 2004 numbers are not available as they have not been released as final.

[GRAPHIC]	Communications Competition Today:
What Seniors Think

“How satisfied are you with the number of communications companies available to you in each of the following areas?”

[CHART]

Source: Public Strategies Inc., February 2005.

“How satisfied are you with the number of communications companies available to you in each of the following areas?”

[CHART]

Source: Public Strategies Inc., February 2005.

“In general, do you think the price that you pay for telephone/cable service is reasonable or unreasonable?”

[CHART]

Source: Public Strategies Inc., February 2005.

“Do you have Internet access in your home?

Is your Internet access dial-up access or high-speed broadband access?

[CHART]

Source: Public Strategies Inc., February 2005.

“Do you use your cell phone every day, once or twice per week, once or twice per month, or just for emergencies?”

[CHART]

Source: Public Strategies Inc., February 2005.

[GRAPHIC]	Communications Competition Today Won’t
Change with Merger

•                  AT&T has already left the consumer market:

“AT&T Corp. reported an 80% decline in second-quarter net income and confirmed plans to stop competing for residential customers, essentially ceding the consumer phone market to rivals…”

“‘We believe that our focus on the business market represents the best way for AT&T to exploit our strengths while controlling our own destiny,” said Mr. Dorman in a conference call with analysts.’”

Wall Street Journal, July 23, 2004

“Strategically, the acquisition of AT&T by SBC is highly complementary for business customers across voice and data, landline, and mobile services. The deal will have little impact on the consumer telecommunications market.”

Forrester Research, “SBC-AT&T Merger Makes Sense”

February 4, 2005

•                  33 industry mergers have occurred since 2000*.

•                  Competition remains strong and consumer values continue to increase.

*Source: Public Strategies Inc., February 2005.

“No big deal.”

Former FCC Chairman Reed Hundt, Wall Street Journal, 28 Jan. 2005

“If you combine companies that have complementary strengths, that’s going to be better for everybody involved, including consumers. They make themselves stronger, and they might be able to serve consumers’ needs in a more effective way, providing one point of contact, bundled products, better service, and better networks.”

Elizabeth Miller, Professor at Boston College, Boston Globe, “Mergers can Help Consumers, Analysts Say,” 1 Feb. 2005

“Independently, SBC and AT&T have served consumers well. The union of these companies will likely result in the creation of an even stronger and more reliable phone network — providing an array of telecommunications services and choices for consumers at a competitive price.”

Virginia Jarrow, President of the Consumers Coalition of California.

Press Release, 04 Feb. 2005

“With its investment in DSL, SBC has been a key factor in bridging the digital divide in Latin families and communities. We know that commitment will not waiver.”

Hector Flores

National President

League of United Latin American Citizens, 02 Feb 2005

[GRAPHIC]	Communications Competition and a Merger with
AT&T: Seniors Neutral to Positive

“From what you know, do you support or oppose a merger between SBC and AT&T?”

PUBLIC POLL	SENIOR POLL

[CHART]	[CHART]

Source: Public Strategies Inc., February 2005.

“From what you know, do you support or oppose a merger between SBC and AT&T?”

SENIORS 50- 64	SENIORS 65+

[CHART]	[CHART]

Source: Public Strategies Inc., February 2005.

“Do you care if SBC and AT&T merge into one company…Is it an issue that matters to you, yes or no?”

PUBLIC POLL	SENIOR POLL

[CHART]	[CHART]

Source: Public Strategies Inc., February 2005.

[GRAPHIC]

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

###

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.